VIA EDGAR

To:	United States Securities and Exchange
Commission
Re:	Tahoe Resources Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “ Annual Report ”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2016 (the “ Annual Information Form ”), and the Management’s Discussion and Analysis for the years ended December 31, 2016 and 2015 (the “ MD&A ”) .

I, Charles Muerhoff, SME RM, Vice President, Technical Services, of the Company, Reno, Nevada, hereby consent to:

•	the disclosure of me by name as the person responsible for verifying of certain scientific and technical information included in the Annual Information Form in respect of the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West Mines;

•	the disclosure of me by name as the person responsible for reviewing and approving the scientific and technical information contained in the MD&A;

•	the disclosure of such scientific and technical information in respect of the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West Mines in the Annual Information Form and MD&A; and

•	the inclusion and incorporation by reference of the Annual Report, and therefore of the Annual Information Form and MD&A, in each of:
o	the Company’s Registration Statement on Form S-8 (SEC File No. 333-181981), and

o	the Company’s Registration Statement on Form F-3D (SEC File No. 333-213086).
Dated the 9th day of March, 2017

/s/ Charles Muerhoff
Charles Muerhoff, SME RM No. 4182272